Filed by Peridot Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Peridot Acquisition Corp.

(Commission File No. 001-39551)

Peridot Acquisition Corp. and Li-Cycle Corp.

TD Ameritrade Interview with Li-Cycle

February 17, 2021

CORPORATE PARTICIPANTS

Ajay Kochhar - Li-Cycle President and CEO

Oliver Renick - TD Ameritrade

PRESENTATION

Oliver Renick

Front and center in this new economy, it’s Li-Cycle. And we have the co-founder joining us, President and CEO, Ajay Kochhar. Ajay, thanks for being here with us as you guys undergo the SPAC deal. You’re coming to the public market. Explain to us what exactly you do. Li-cycle, short L-I for lithium. Hopefully, I’m pronouncing it right.

Ajay Kochhar

You got it. Yeah.

Oliver Renick

Okay. So—

Ajay Kochhar

—Thanks so much for having me. Yes, so look. Li-Cycle’s the largest lithium ion battery recycler in North America. We’re a commercial company. Let me take a step back. I think folks have seen all the EV and battery related SPACs that have been coming out. And even more broadly in our market, you have very established manufacturers like GM and others that have come out with very bold announcements around electrification. So I think people have been wondering, hold up, where are all these batteries going to go that’s at the end of life? That’s one part of it.

Peridot Acquisition Corp. and Li-Cycle Corp.

TD Ameritrade Interview with Li-Cycle

February 17, 2021

And the other nuance is, which folks may not realize, is when you produce batteries all along the chain, there’s also manufacturing waste that’s generated. And that equates to hundreds of thousands of tons of material today and into the future. So Li-Cycle, as I mentioned, we’re the largest lithium ion battery recycler in North America. We have 40 plus battery supply customers. These are the largest EV as well as battery manufacturers as well as off-take to sell our product back to the market through to 2030. We run a two stage model. (Inaudible) is comprised of technology as well as commercial aspects. And this transaction is helping us to cement and step out with that lead to serve our customers better, really grow in lockstep with them as this whole supply chain is scaling in unprecedented fashion.

Oliver Renick

You’re going to be entering a market with the valuation roughly under $2 billion, about $1.7 billion, from what I see right now. We were just looking at the new ticker that you guys are going to have, LICY. Now, in terms of the batteries themselves, right, you’ve got lithium-ion for small devices, too. But are you only doing large ones? Is it across the board? Are we talking phones, tablets and stuff, too? Are you just taking in all lithium-ion batteries?

Ajay Kochhar

That’s a great question. Yep. Short answer is, we’re diverse. We take all types of lithium-ion battery. You have to think, cell phone, laptop, all the way to EV batteries. There’s many, many different types. So we’re a bit like the urban mining of those critical materials. Our facility we’re planning in Rochester is going to be the largest domestic producer of cobalt, actually, which is a very hot button material, which over 70% comes from the Congo, as well as one of the largest domestic producers of lithium and nickel.

Peridot Acquisition Corp. and Li-Cycle Corp.

TD Ameritrade Interview with Li-Cycle

February 17, 2021

So we sit at the intersection of three big megatrons, right. One is critical material supply. These are the materials that are going to be fueling our future, an electrified future. The second is around, of course, electric vehicle revolution and lithium-ion batteries being everywhere. And the third is ESG. And Li-Cycle is the most ESG friendly from a customer perspective, a broader industry perspective, and for our world solution for the recycling of all types of lithium-ion batteries.

Shifting away from the historical norm of how these batteries have been dealt with, which is basically burning them for lack of a better word, there’s thermal processing. Where historical groups have been after, just maybe, a few components and really treat them like a waste, we treat these batteries like a resource. They’re an asset. And this is an imperative for the supply chain to grow in lock-step with electrification of EVs and, as you say, lithium-ion batteries all around us in our everyday lives.

Oliver Renick

Okay. So you take the batteries that die eventually from the devices and then, you do something with them. Does that tech have IP, Ajay, as you turn those dead batteries into the raw, inner materials that then you can sell for other applications? Is that where your value proposition is? Do you have some special tech that does this? Or can somebody else do this and then go after your clients? Is it more that you are a first mover advantage?

Ajay Kochhar

Nope. So spot on. A big part of the moat is IP. A big part of the moat is patented technology. We run a two-stage model. It’s away from that historical thermal processing. Out model is a spoke and hub model. Simple terms, mechanically, we treat the batteries. The images that have been appearing on the screen, they’re actually from a first (Inaudible).

So we’ve taken the batteries of all types. We break it down into (inaudible) products, a bit like, if I use an analogy here, the dough is a pizza, is (inaudible) product. And then, we transport that to a centralized facility, which is the hub, which is where we remake those battery-grade chemicals again. Both those parts are patented, owned by the company, commercialized today. On the spoke side, we have a hub in late stage development. And that’s the key part of our moat.

Peridot Acquisition Corp. and Li-Cycle Corp.

TD Ameritrade Interview with Li-Cycle

February 17, 2021

But again, that’s a transformative way to deal with these batteries, away from this historical mindset around waste processing and into really valorizing and getting up to, as we do, 95% recoveries of the materials and all types of lithium-ion batteries. So to your question, technology is a very, very core part of the moat. But so is commercial aspects. And the first mover advantage is good, but that’s not really what we rely on. It’s the moat that we’ve built and we’re stepping up further on top.

Oliver Renick

Where does the majority of the revenue come in from? Does it come in from the, say, a car company that needs to have an expert to throw this stuff away? Does it come from a government or a grant that says, hey, we don’t want to just burn these things? We’re going to incentivize a process like yours. Or does it come from the end products that you sell? Break that down.

Ajay Kochhar

It’s a third. Great question. The historical way that this industry has been working, and I’ll split into two, what’s been happening versus what we do. Yeah, the way it’s been happening has been heavy dumping fees, heavy tipping fees, where companies haven’t really tried to innovate or have used legacy technology to try and recover materials from these batteries. What we do, our bulk of our revenue is really from the recovery of those end products. 90% to 95% of our forecasted revenue, which is public for this quarter today, is from the recovery of lithium and nickel and cobalt and copper and much more. And that’s really turning this industry on its head because, frankly, that’s what customers want.

We don’t rely on government subsidies. We don’t rely on government grants. That’s helpful if it’s there, an additive. But we don’t want to be reliant on it because ultimately, you’re coming back to first principles. It’s the consumer, right? If you’re buying an EV, and already, the costs are coming down with batteries, and that’s good, it’s helping, but it’s a little prohibitive, right, for most people, the prices where they’re at. A big part of that is the raw materials. Over 70% of the cost of the battery is going to be, basically, raw materials. So recycling is a cheaper source than mining long term, the way that we do it. And we’re ultimately going to help with driving down that cost, giving security of supply and, therefore, helping proliferate more EVs, which is what, of course, is needed to really make this happen from a client perspective.

Peridot Acquisition Corp. and Li-Cycle Corp.

TD Ameritrade Interview with Li-Cycle

February 17, 2021

Oliver Renick

What are the risks? Are there any competitive risks that a large EV can--or sorry, a large lithium consumer could do some of this on their own if, say, Tesla wanted to have its own processing factory or something like this? What’s the risk to the model object?

Ajay Kochhar

Yeah. I’d say this market, simply put, using my analogy of the pizza, the dough making upfront part versus the place where you actually make the end product, the pizza, to continue with that analogy, that from a competitive perspective, from a complexity standpoint, you’ll likely see more parties trying to do the first. We have a very special way of doing it. It’s protected by EP, low cost, very ESG friendly. We don’t burn anything.

So there’s a lot of value there. But that’s probably the place where if people want to step in this industry, I mean, even beyond the automakers, even mom and pop type recyclers, sure, they might step in there. Where, long term though, because the spokes, for us, are really to get close to the customer. We’re just driving down the cost of transporting batteries from them to us. They love it. And there’s a lot of enablement there. But the hub is the key part, the hydrometallurgical, or wet chemistry, part of what we do. That’s really the enabler for the value where we actually unlock what’s in the battery and produce those battery chemicals.

So coming back to your question, you really have to split up the market in those two areas. And the second is a very core part of our plans, very core part of our EBITDA forecast, as well as our IP and patents and our moat. So you’ll see the competitive landscape likely shift around those two notes.

Peridot Acquisition Corp. and Li-Cycle Corp.

TD Ameritrade Interview with Li-Cycle

February 17, 2021

Oliver Renick

Hey, Ajay, one more thing before I let you go, I’d appreciate the details. Really interesting, here, is a piece of the supply chain, I think, really does not get talked about enough. So I want to get one more in. In terms of the growth going forward, right now, do you see more revenue potential growth from getting in line with, say, EV carmakers? Or is that still a more nascent industry? Is there more growth in front of you by going to more legacy device and tech companies that haven’t had exposure to a process like yours?

Ajay Kochhar

Yeah, so let me double click on something I opened with, which was about battery manufacturing scrap. Just to give a little brief color on that, look, today in our world, there’s over 160 mega factories for the production of batteries that are in the pipeline. People know Tesla and where they’re going with that, but there’s way, way more. Now, every one of those factories, whether it’s going to EV device, whatever the case may be, and it might be typically EV, given the demand, they all produce production rejects or manufacturing waste. It’s just a natural part of the production process.

Now, keep in mind, that’s scaling exponentially per facility that might be generating 5 to 15,000 tons of scrap per year, which is (inaudible) based in this market of 465,000 tons per year, today. So to answer your question, that is a very key segment of our supply chain today that we’re already servicing commercially. And this transaction will allow us to, basically, grow in lock-step with our customers as they’re electrifying everything and want comfort that we’re going to be here to serve them for whatever they need.

Oliver Renick

Okay. Looking forward to following along. Appreciate it, Ajay. Thanks for joining us here today.

Ajay Kochhar

Great to be on. Thanks so much.

Peridot Acquisition Corp. and Li-Cycle Corp.

TD Ameritrade Interview with Li-Cycle

February 17, 2021

Oliver Renick

Thank you. Ajay Kochhar, co-founder, President, and CEO at Li-Cycle. That’s L-I. Ticker LICY. Eventually, right now, PDAC (ph)—

*****

Additional Information and Where to Find It

In connection with the proposed transaction involving Li-Cycle and Peridot, Li-Cycle Holdings Corp. (“Holdco”) will prepare and file with the SEC a registration statement on Form F-4 that will include a document that will serve as both a prospectus of Holdco and a proxy statement of Peridot (the “Proxy Statement/Prospectus”). Li-Cycle, Peridot and Holdco will prepare and file the Proxy Statement/Prospectus with the SEC and Peridot will mail the Proxy Statement/Prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Peridot or Holdco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY PERIDOT OR HOLDCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Peridot or Holdco through the website maintained by the SEC at www.sec.gov.

Investors and securityholders will also be able to obtain free copies of the documents filed by Peridot and/or Holdco with the SEC on Peridot’s website at www.peridotspac.com or by emailing investors@li-cycle.com.

Peridot Acquisition Corp. and Li-Cycle Corp.

TD Ameritrade Interview with Li-Cycle

February 17, 2021

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Peridot or Holdco or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Li-Cycle, Peridot, Holdco, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Peridot is contained in Peridot’s final prospectus for its initial public offering, filed with the SEC on September 24, 2020 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction involving Li-Cycle and Peridot and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that

Peridot Acquisition Corp. and Li-Cycle Corp.

TD Ameritrade Interview with Li-Cycle

February 17, 2021

are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain shareholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott Rodino Antitrust Improvements Act; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Li-Cycle and Peridot to consummate the proposed transaction; (iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, and the anticipated tax treatment of the combination; (iv) the occurrence of any event that could give rise to termination of the proposed transaction; (v) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the proposed transaction that could harm Li-Cycle’s business; (viii) the ability of Li-Cycle to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Li-Cycle’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; and (xiii) other risk factors as detailed from time to time in Peridot’s reports filed with the SEC, including Peridot’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Neither Li-Cycle nor Peridot can give any assurance that

Peridot Acquisition Corp. and Li-Cycle Corp.

TD Ameritrade Interview with Li-Cycle

February 17, 2021

the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Li-Cycle nor Peridot undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.